                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               EL PASO CORPORATION
                       (Name of Subject Company (Issuer))

                          EL PASO CORPORATION (ISSUER)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                           9.00% EQUITY SECURITY UNITS
                         (Title of Class of Securities)

                                   28336L 20 8
                      (CUSIP Number of Class of Securities)

                               PEGGY A. HEEG, ESQ.
                               EL PASO CORPORATION
                                EL PASO BUILDING
                              1001 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 420-2600
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                DAVID F. TAYLOR
                            LOCKE LIDDELL & SAPP LLP
                                   600 TRAVIS
                           3400 JPMORGAN CHASE TOWER
                              HOUSTON, TEXAS 77002
                                 (713) 226-1200

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
        $ 328,325,000                                           $ 26,562


* Estimated solely for the purpose of calculating the amount of the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, and based on the product of (i) $28.55, the average high and low prices of the 9.00% Equity Security Units (the "units") as reported on the New York Stock Exchange as of October 21, 2003 and (ii) 11,500,000 the total number of units outstanding at the close of business on October 21, 2003.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                    Filing Party:
                         -----------                       -------------------

Form or Registration No.:                  Date Filed:
                           ---------                    ----------------------



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]   third-party tender offer subject to Rule 14d-1.
     [X]   issuer tender offer subject to Rule 13e-4.
     [ ]   going-private transaction subject to Rule 13e-3.
     [ ]   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") is being filed with the Securities and Exchange Commission by El Paso Corporation, a Delaware corporation ("El Paso"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange up to 11,500,000 of its outstanding 9.00% Equity Security Units ("Equity Security Units") for shares of its common stock, par value $3.00 per share ("Common Stock"), and cash upon the terms and subject to the conditions set forth in the Confidential Offering Memorandum, dated October 24, 2003 (the "Offering Memorandum"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the "Exchange Offer"). For each Equity Security Unit, El Paso will deliver (1) 2.5063 shares of Common Stock and (2) cash in the amount of $9.70 all as further described in the Offering Memorandum.

     The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer" and "Summary - The Exchange Offer," is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is El Paso Corporation. The address of El Paso's principal executive offices is 1001 Louisiana Street, Houston, Texas 77002. Its telephone number is (713) 420-2600.

     (b) The information set forth in the Offering Memorandum in the sections titled "Summary - The Exchange Offer" and "Description of the Equity Security Units" is incorporated herein by reference.

     (c) The Equity Security Units are listed on the New York Stock Exchange ("NYSE") under the symbol EP PrA. The information set forth in the Offering Memorandum in the section titled "Price Range of Equity Security Units" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is El Paso Corporation. El Paso is the subject company. The principal executive offices of El Paso are located at 1001 Louisiana Street, Houston, Texas 77002. Its telephone number is (713) 420-2600.

     Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of El Paso:

         NAME                               POSITION
John M. Bissell                             Director
Juan Carlos Braniff                         Director
James L. Dunlap                             Director
Robert W. Goldman                           Director
Anthony W. Hall, Jr.                        Director
Ronald L. Kuehn, Jr.                        Director, Chairman of the Board of Directors
J. Carleton MacNeil, Jr.                    Director

J. Michael Talbert                          Director
Malcolm Wallop                              Director
John Whitmire                               Director
Joe B. Wyatt                                Director
Douglas L. Foshee                           President and Chief Executive Officer and Director
D. Dwight Scott                             Executive Vice President and Chief Financial Officer
John W. Somerhalder II                      Executive Vice President and President, Pipeline Group
Peggy A. Heeg                               Executive Vice President and General Counsel
Robert G. Phillips                          President, El Paso Field Services
Rodney D. Erskine                           President, El Paso Production Company
Robert W. Baker                             President, El Paso Merchant Energy


     The business address and telephone number of each of the above directors and executive officers is c/o El Paso Corporation, 1001 Louisiana Street, Houston, Texas 77002, (713) 420-2600.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)(1)(i) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer," "The Exchange Offer" and "Description of the Equity Security Units" is incorporated herein by reference.

     (a)(1)(ii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer," "The Exchange Offer
                    - Terms of the Exchange Offer" and "Description of Our Capital Stock" is incorporated herein by reference.

     (a)(1)(iii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Expiration Date; Extension; Modification; Termination" is incorporated herein by reference.

     (a)(1)(iv)     Not applicable.

     (a)(1)(v) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Expiration Date; Extension; Modification; Termination" is incorporated herein by reference.

     (a)(1)(vi) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer" and "The Exchange Offer - Withdrawals of Tenders" is incorporated herein by reference.

     (a)(1)(vii) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer," "Summary - The Exchange Offer," "The Exchange Offer
                    - Withdrawals of Tenders" and "The Exchange Offer - Procedures for Exchanging Equity Security Units" is incorporated herein by reference.

     (a)(1)(viii)   The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange
                    Offer," "Summary - The Exchange Offer" and "The Exchange
                    Offer" is incorporated herein by reference.

     (a)(1)(ix)     Not applicable.

     (a)(1)(x) The information set forth in the Offering Memorandum in the sections titled "Description of Our Capital Stock," "Description of the Equity Security Units" and "Comparison of Rights Between the Equity Security Units and Our Common Stock" is incorporated herein by reference.

     (a)(1)(xi) The information set forth in the Offering Memorandum in the section titled "The Exchange Offer - Accounting Treatment" is incorporated herein by reference.

     (a)(1)(xii) The information set forth in the Offering Memorandum in the section titled "United States Federal Income Tax Consequences" is incorporated herein by reference.

     (a)(2)(i-vii)  Not applicable.

     (b) To the best knowledge of El Paso, none of the subject securities are to be purchased from any officer, director or affiliate of El Paso.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) El Paso has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) in connection with the Equity Security Units: Eighth Supplemental Indenture, dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (including form of Senior Note due August 16, 2007); Purchase Contract Agreement (including forms of Units and Stripped Units), dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent; Pledge Agreement, dated as of June 26, 2002, among El Paso, The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary, and HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent; Remarketing Agreement, dated as of June 26, 2002, among El Paso, HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent, and Credit Suisse First Boston Corporation, as Remarketing Agent.

                    The information set forth in the Offering Memorandum in the sections titled "Risk Factors -- The market for our common stock could be adversely affected by future issuances of our common stock.", "Description of our Common Stock -- Current Transactions Concerning Our Common Stock" and "Description of the Equity Security Units -- Current Transactions Concerning the Equity Security Units" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer" and "The Exchange Offer - Purpose and Effects of the Exchange Offer" is incorporated herein by reference.

     (b) The Equity Security Units acquired pursuant to the Exchange Offer will be cancelled and retired.

     (c)            (1)  None.

                    (2) On February 5, 2003, El Paso announced its 2003 Operational and Financial Plan. El Paso's Current Reports on Form 8-K regarding the 2003 Operational and Financial Plan dated February 5, 2003, February 10, 2003, February 25, 2003, March 13, 2003, April 15,
                         2003, April 16, 2003, April 17, 2003, April 22, 2003,
                         April 24, 2003, April 24, 2003, April 30, 2003, and
                         July 17, 2003, and September 23, 2003 are incorporated herein by reference.

                    (3) On June 26, 2003, El Paso issued a press release announcing that it had executed two definitive settlement agreements that resolve the principal litigation and claims against El Paso relating to the sale of delivery of natural gas and/or electricity to or in the Western United States. In connection with the settlement agreements, El Paso has agreed to issue approximately 26.4 million shares of its common stock on behalf of the settling parties. El Paso's Current Report on Form 8-K dated July 9, 2003, which includes the June 26, 2003 press release, is incorporated herein by reference.

                    (4)  None.

                    (5)  None.

                    (6)  None.

                    (7)  None.

                    (8)  None.

                    (9)  None.

                   (10)  None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

               (a) The Exchange Offer involves the exchange of Equity Security Units for up to an aggregate of 28,822,450 shares of our Common Stock and up to an aggregate of $111,550,000 cash. We intend to fund the cash component of the exchange consideration from our available cash. In addition, El Paso will pay cash in lieu of fractional shares. We intend to fund any such cash payment from our available cash. The information set forth in the Offering Memorandum in the sections titled "Questions and Answers About the Exchange Offer" and "The Exchange Offer" is incorporated herein by reference.

               (b)  None.

               (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

               (a)  None.

               (b) The information set forth in the Offering Memorandum in the section titled "Description of the Equity Security Units - Current Transactions Concerning the Equity Security Units" is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

               (a)  None.

ITEM 10. FINANCIAL STATEMENTS.

               (a) The following financial statements and financial information are incorporated herein by reference:

                    (1) The audited financial statements of El Paso and related notes thereto set forth on pages 87 through 190 of El Paso's Current Report on Form 8-K filed September 23, 2003.

                    (2) The unaudited financial statements of El Paso and related notes thereto set forth on pages 1 through 41 of El Paso's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and on pages 1 through 53 of El Paso's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

                    (3) The following table presents the ratio of earnings to fixed charges for El Paso and its consolidated subsidiaries for the periods indicated:

                                                       YEAR ENDED                         SIX MONTHS ENDED JUNE 30,
                                       --------------------------------------------       --------------------------
                                       2002      2001      2000      1999      1998       2003                  2002
                                       ----      ----      ----      ----      ----       ----                  ----
RATIO OF EARNINGS TO FIXED              --       1.1X      2.1X      1.2X       --         --                    1.7X
CHARGES (1)(2)

(1) Reflects the reclassification of our petroleum markets business, as discontinued operations.

(2) Earnings were inadequate to cover fixed charges by $1,086 million and $91 million for the years ended December 31, 2002 and 1998 and by $756 million for the six months ended June 30, 2003.

For the purposes of computing these ratios, earnings means pre-tax income
(loss) from continuing operations before:

                 o    minority interest in consolidated subsidiaries;

                 o income or losses from equity investees, adjusted to reflect actual distributions from equity investments; and

                 o    fixed charges;

less:

                 o    capitalized interest; and

                 o    preferred returns on consolidated subsidiaries.

Fixed charges means the sum of the following:

                 o    interest costs, not including interest on rate refunds;

                 o    amortization of debt costs;

                 o that portion of rental expense which El Paso believes represents an interest factor; and

                 o    preferred returns on consolidated subsidiaries.

                           (4) The book value of the Common Stock at June 30, 2003 was $11.32 per share.

     Copies of the financial statements incorporated herein by reference pursuant to clause (a) of this Item 10 can be obtained as provided in the section of the Offering Memorandum titled "Where You Can Find More Information."

               (b) The information set forth in the Offering Memorandum in the section titled "Summary - Unaudited Consolidated Pro Forma Financial Information" is incorporated herein by reference.


ITEM 11. ADDITIONAL INFORMATION

         (a)   (1)  None.

               (2)  None.

               (3)  Not applicable.

               (4)  Not applicable.

               (5)  None.

          (b) The information set forth in the Offering Memorandum and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

          (a)(1)(A)     Offering Memorandum, dated October 24, 2003.

          (a)(1)(B)     Letter of Transmittal.

          (a)(1)(C)     Notice of Guaranteed Delivery.

          (a)(1)(D)     Form of Letter to Clients.

          (a)(1)(E) Form of Letter to Registered Holders and Depository Trust Company Participants.

          (a)(1)(F)     Form of Letter to Holders.

          (a)(2)        None.

          (a)(3)        None.

          (a)(4)        None.

          (a)(5)        Press Release, dated October 24, 2003.

          (b)           Not applicable.

          (d)(1) Eighth Supplemental Indenture, dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee (including form of Senior Note due August 16, 2007).

          (d)(2) Purchase Contract Agreement (including forms of Units and Stripped Units), dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent.

          (d)(3) Pledge Agreement, dated as of June 26, 2002, among El Paso, The Bank of New York, as Collateral Agent, Custodial Agent and Securities Intermediary, and
                        HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent.

          (d)(4) Remarketing Agreement, dated as of June 26, 2002, among El Paso, HSBC Bank USA, as successor to JPMorgan Chase Bank, as Purchase Contract Agent, and Credit Suisse First Boston Corporation, as Remarketing Agent.

          (g)           Not applicable.

          (h)           Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            EL PASO CORPORATION


                                            By: /s/ D. Dwight Scott
                                               ---------------------------------
                                            Name:  D. Dwight Scott
                                            Title: Executive Vice President and
                                                   Chief Financial Officer


Dated: October 24, 2003

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
(a)(1)(A)               Offering Memorandum, dated October 24, 2003.

(a)(1)(B)               Letter of Transmittal.

(a)(1)(C)               Notice of Guaranteed Delivery.

(a)(1)(D)               Form of Letter to Clients.

(a)(1)(E)               Form of Letter to Registered Holders and Depository
                        Trust Company Participants.

(a)(1)(F)               Form of Letter to Holders.

(a)(2)                  None.

(a)(3)                  None.

(a)(4)                  None.

(a)(5)                  Press Release, dated October 24, 2003.

(b)                     Not applicable.

(d)(1)                  Eighth Supplemental Indenture, dated as of June 26,
                        2002, between El Paso and HSBC Bank USA, as successor to
                        JPMorgan Chase Bank (formerly known as The Chase
                        Manhattan Bank), as Trustee (including form of Senior
                        Note due August 16, 2007).

(d)(2) Purchase Contract Agreement (including forms of Units and Stripped Units), dated as of June 26, 2002, between El Paso and HSBC Bank USA, as successor to JPMorgan
                        Chase Bank, as Purchase Contract Agent.

(d)(3)                  Pledge Agreement, dated as of June 26, 2002, among El
                        Paso, The Bank of New York, as Collateral Agent,
                        Custodial Agent and Securities Intermediary, and HSBC
                        Bank USA, as successor to JPMorgan Chase Bank, as
                        Purchase Contract Agent.

(d)(4)                  Remarketing Agreement, dated as of June 26, 2002, among
                        El Paso, HSBC Bank USA, as successor to JPMorgan Chase
                        Bank, as Purchase Contract Agent, and Credit Suisse
                        First Boston Corporation, as Remarketing Agent.

(g)                     Not applicable.

(h)                     Not applicable.